FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 26, 2011;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2011; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2011.

May 26, 2011

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR FIRST QUARTER 2011

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the first quarter of 2011. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Quebecor adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s consolidated financial statements for the three-month period ended March 31, 2011 have therefore been prepared in accordance with IFRS and comparative data for 2010 have been restated. For more information, see “Transition to IFRS” below.

Highlights since end of 2010

➢	Quebecor records revenues of $990.5 million in the first quarter of 2011, up $42.4 million (4.5%) from the same quarter of 2010.

➢	Operating income[1]: $294.3 million, up $3.9 million (1.3%) from the first quarter of 2010.

➢	Net income attributable to shareholders: $34.3 million ($0.53 per basic share) compared with $34.9 million ($0.54 per basic share) in the first quarter of 2010, a decrease of $0.6 million ($0.01 per basic share) or -1.7%.

➢

Adjusted income from continuing operations[2]: $35.9 million in the first quarter of 2011 ($0.56 per basic share) compared with $43.4 million ($0.67 per basic share) in the first quarter of 2010, a decrease of $7.5 million ($0.11 per basic share) or -17.3%.

➢	Videotron Ltd. (“Videotron”) net customer base change during three-month period ended March 31, 2011: +28,600 subscriber connections to mobile telephone service, +15,500 customers for cable telephone service, +11,500 for cable Internet access, -3,000 for cable television services (including 24,100 customer increase for Digital TV).

➢	Videotron’s new mobile services network, launched in September 2010, is upgraded from 3G+ to 4G (“4G network”).

➢	143,600 subscriber connections to Videotron’s 4G network as of March 31, 2011, including 86,100 new connections and 57,500 migrations from the mobile virtual network operator (“MVNO”) service.

➢	Pooling of sales forces at the national level and capital expenditures plan in the News Media segment in order to increase revenue streams; new contracts signed with Jean Coutu Group (PJC) Inc., Michael Rossy Ltd., Golf Town, Metro-Richelieu Inc. and PepsiCo.

“Quebecor posted revenue and operating income growth in the first quarter of 2011 despite the impact of major investments in new products and services in 2011 for the purpose of protecting and expanding our markets, without affecting our financial position,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor.

“In an increasingly competitive industry, Videotron continued growing its customer base. It has added an average of nearly 12,500 new customers per month to its new mobile services network since it launched in September 2010, exceeding targets. In view of our mobile services’ success to date, we are confident that our 4G network will achieve strong market penetration in all the areas where it has been rolled out. The 4G network now covers 90% of Videotron’s service area and is available to more than four million people in Québec.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

“However, the roll-out of Videotron’s new mobile services network negatively impacted net income in the first quarter of 2011. In the first months following a product launch, the revenues generated by the new product are not sufficient to cover the higher expenses, including amortization charges in the case of the 4G network. The impact is particularly evident in the first quarter 2011 comparative figures for adjusted income from continuing operations.

“The News Media segment, which continued adapting to new market realities, completed several stages in its revenue stream development plan during the quarter. The results include a five-year printing agreement with Jean Coutu Group. The estimated $50.0 million contract, one of the largest commercial contracts in Québec, calls for the printing of approximately 150 million items per year.

“The Quebecor Media Network’s breadth, combined with Quebecor Media’s state-of-the-art printing platform, position the Corporation as a supplier of choice when major retail printing and distribution contracts in Canada come up for renewal. The Quebecor Media Network now reaches nearly 90% of Québec households and more than 50% of the Ontario market; it also has a significant presence in western Canada. The Quebecor Media Network now serves a total of 6.2 million households across Canada each week, almost 2.0 million more than its nearest competitor.

“In the News Media segment’s publishing operations, Sun Media Corporation’s urban dailies and free newspapers registered an average 5.1% net increase in readership in the NADbank 2010 survey, while competitors’ readership was virtually flat at 0.8% growth. Among other things, NADbank’s numbers confirmed the strength of Le Journal de Montréal and the Toronto Sun in their respective markets. The survey also showed that the Corporation’s spending on its 24 HoursTM and 24 heuresMC newspapers is paying off, with 7.6% growth in their national readership.

“While the series of investments made by the Corporation over the past several quarters continue cutting into the News Media segment’s results, we believe that the initiatives taken to date will equip it to take full advantage of future growth opportunities.

“Following up on the initiatives it launched during 2010, Quebecor forged ahead with various projects during the first quarter of 2011 to position itself for the coming years. The acquisition of Les Hebdos Montérégiens’ 15 community newspapers, the end of the labour dispute at Le Journal de Montréal, the opening of the QMI Agency’s Ottawa bureau, the launch of the Sun News and Mlle specialty channels, the agreement on usage and naming rights to the future arena in Québec City, and the signing of numerous multiplatform advertising agreements are all concrete steps taken in the first quarter as part of our convergence and synergy strategy. We plan to continue along the same path in order to stand out in the Canadian media and telecommunications landscape, constantly pursuing the goal of creating value for the Corporation and its shareholders.”

Table 1

Quebecor first quarter financial highlights, 2007-2011

(in millions of Canadian dollars, except per basic share data)

	2011[1]	2010[1]	2009[2]	2008[2]	2007[2]
Revenues	$990.5	$948.1	$903.3	$884.7	$757.3
Operating income[3]	294.3	290.4	272.2	256.7	183.5
Net income from continuing operations attributable to shareholders	34.3	34.9	57.7	45.1	3.4
Net income (loss) attributable to shareholders	34.3	34.9	57.7	428.4	(14.4)
Adjusted income from continuing operations[4]	35.9	43.4	43.1	34.6	16.8
Per basic share:
Net income from continuing operations attributable to shareholders	0.53	0.54	0.90	0.70	0.05
Net income (loss) attributable to shareholders	0.53	0.54	0.90	6.66	(0.22)
Adjusted income from continuing operations[4]	0.56	0.67	0.67	0.54	0.26

1	Financial figures for the first quarters of 2011 and 2010 have been prepared in accordance with IFRS (see “Transition to IFRS” below).
2	Financial figures for the first quarters of 2007 to 2009 have been prepared in accordance with Canadian GAAP (see “Transition to IFRS” below).
3	See “Operating income” under “Definitions.”
4	See “Adjusted income from continuing operations” under “Definitions.”

Analysis of first quarter 2011 results

➢	Revenues: $990.5 million, an increase of $42.4 million (4.5%).

•	Revenues increased in Telecommunications (by $49.7 million or 9.4% of segment revenues) and in Interactive Technologies and Communications ($3.0 million or 12.6%).

•	Revenues flat in the Leisure and Entertainment segment.

•	Revenues decreased in News Media ($2.8 million or -1.1%), mainly because of lower circulation revenues, and in the Broadcasting segment ($2.5 million or -2.3%).

➢	Operating income: $294.3 million, an increase of $3.9 million (1.3%).

•

Operating income decreased in News Media (by $9.5 million or -23.0% of segment operating income), Telecommunications ($1.5 million or -0.6%), Broadcasting ($1.1 million or -19.3%) and Interactive Technologies and Communications ($0.1 million or -10.0%).

•	Operating income increased in Leisure and Entertainment ($1.4 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $4.8 million favourable variance in the stock-based compensation charge in the first quarter of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $17.3 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee provision, operating income would have decreased 5.9% in the first quarter of 2011, compared with a 12.0% increase in the same period of 2010.

➢	Net income attributable to shareholders: $34.3 million ($0.53 per basic share) compared with $34.9 million ($0.54 per basic share) in the first quarter of 2010, a decrease of $0.6 million ($0.01 per basic share) or -1.7%.

•	The decrease was mainly due to:

•	$31.9 million increase in amortization charge;

•	$7.1 million increase in charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$15.2 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$13.9 million decrease in net income attributable to non-controlling interest;

•	$3.9 million increase in operating income;

•	$3.4 million decrease in income tax.

➢	Adjusted income from continuing operations: $35.9 million in the first quarter of 2011 ($0.56 per basic share) compared with $43.4 million ($0.67 per basic share) in the first quarter of 2010, a decrease of $7.5 million ($0.11 per basic share) or -17.3%.

Financing Activities

On January 5, 2011, Quebecor Media completed the issuance of Senior Notes in the aggregate principal amount of $325.0 million, for net proceeds of $319.9 million (net of financing fees). The Notes bear interest at a rate of 7 3/8% and mature in January 2021. This transaction marks Quebecor Media’s inaugural offering on the Canadian high-yield market, adding to its established presence in the U.S. high-yield market. Quebecor Media used the net proceeds from the placement primarily to finance the early repayment and withdrawal, on February 15, 2011, of all of Sun Media Corporation’s 7 5/8% Senior Notes maturing on February 15, 2013, in the aggregate principal amount of US$205.0 million, and to finance the settlement and cancellation of related hedges.

Transition to IFRS

On January 1, 2011, Canadian Generally Accepted Accounting Principles (“GAAP”), as used by publicly accountable enterprises, were fully converged to IFRS. Accordingly, the interim consolidated financial statements for the three-month period ended March 31, 2011 are the first financial statements the Corporation prepared in accordance with IFRS. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. The Corporation is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, the Corporation is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The new significant accounting policies under IFRS are disclosed in note 1 to the consolidated financial statements for the three-month period ended March 31, 2011, while note 16 explains adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its previously published Canadian GAAP consolidated financial statements for the three-month period ended March 31, 2010 and the year ended December 31, 2010. Note 16 also provides details on exemption choices made by the Corporation with respect to the general principle of retrospective application of IFRS.

Dividends

On May 25, 2011, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on July 5, 2011 to shareholders of record at the close of business on June 10, 2011. This dividend is designated to be an eligible dividend, pursuant to subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s results for the first quarter of 2011, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2011 results on May 26, 2011, at 4:30 p.m. ET. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 58309#. A tape recording of the call will be available from May 26 to June 26, 2011 by dialling 1 877 293-8133, conference number 543597# and access code 58309#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2010.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 26, 2011 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups with more than 16,000 employees. Quebecor Media Inc.’s operating subsidiaries include Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone service and mobile telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe.ca, operator of a Canadian network of English- and French-language Internet properties; TVA Group Inc., operator of the largest French-language conventional television network in Québec, a number of specialty channels, and the English-language Sun News Network; and Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is engaged in magazine publishing (TVA Publishing Inc.); book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.); production, distribution and retailing of entertainment products (Archambault Group Inc. and TVA Films); rental and retailing of DVDs, Blu-ray discs and console games (Le SuperClub Vidéotron ltée); printing and distribution of community newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.); production and dissemination of news content (QMI Agency); multiplatform advertising (QMI Sales); and print and online directories (Quebecor MediaPagesTM).

Information:

Jean-François Pruneau	J. Serge Sasseville
Chief Financial Officer	Vice President, Corporate and Institutional Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	serge.sasseville@quebecor.com
514 380-4144	514 380-1864

DEFINITIONS

Operating Income

In its analysis of operating results, the Corporation uses operating income, as reported in its consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results and the results of its operating segments. This measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. Operating income is defined as an additional IFRS measure.

Previously, under Canadian GAAP, operating income was a non-GAAP measure (see “Transition to IFRS” above). The Corporation defined operating income as net income in accordance with Canadian GAAP before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income tax, and non-controlling interest.

Operating income as used by the Corporation may not be the same as similarly titled measures reported by other companies.

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, and loss on debt refinancing, net of income tax and net income attributable to non-controlling interest. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted income from continuing operations eliminates the impact of unusual or one-time items. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s consolidated financial statements.

Table 2

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Adjusted income from continuing operations	$35.9	$43.4
Gain (loss) on valuation and translation of financial instruments	10.5	(4.7)
Restructuring of operations, impairment of assets and other special items	(9.5)	(2.4)
Loss on debt refinancing	(9.3)	(10.4)
Income tax related to adjustments[1]	4.4	4.9
Net income attributable to non-controlling interest related to adjustments	2.3	4.1

Net income attributable to shareholders	$34.3	$34.9

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended March 31
(unaudited)	2011	2010
Revenues
Telecommunications	$578.0	$528.3
News Media	245.3	248.1
Broadcasting	107.1	109.6
Leisure and Entertainment	61.4	61.3
Interactive Technologies and Communications	26.8	23.8
Inter-segment	(28.1)	(23.0)

	990.5	948.1

Cost of sales, selling and administrative expenses	696.2	657.7

Operating income	294.3	290.4
Amortization	121.5	89.6
Financial expenses	81.4	82.3
(Gain) loss on valuation and translation of financial instruments	(10.5)	4.7
Restructuring of operations, impairment of assets and other special items	9.5	2.4
Loss on debt refinancing	9.3	10.4

Income before income taxes	83.1	101.0
Income taxes:
Current	0.4	20.8
Deferred	19.4	2.4

	19.8	23.2

Net income	$63.3	$77.8

Net income attributable to:
Shareholders	$34.3	$34.9
Non-controlling interests	29.0	42.9

Earnings per share attributable to shareholders
Basic
Net income	$0.53	$0.54
Diluted
Net income	0.52	0.53

Number of shares outstanding (in millions)	64.3	64.3

Number of diluted shares (in millions)	65.0	64.8

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2011	2010
Net income	$63.3	$77.8

Other comprehensive income:
Gain (loss) on translation of net investments in foreign operations	0.5	(3.5)
Cash flow hedges:
Gain on valuation of derivative financial instruments	0.8	26.8
Deferred income taxes	2.2	(1.4)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	(0.1)	(1.4)
Deferred income taxes	—	0.4
Reclassification to income of other comprehensive loss related to cash flow hedges, net of income taxes of $2.0 million	—	4.5

	3.4	25.4

Comprehensive income	$66.7	$103.2

Attributable to:
Shareholders	$36.2	$49.0
Non-controlling interests	30.5	54.2

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2011	2010
Operating income
Telecommunications	$251.0	$252.5
News Media	31.8	41.3
Broadcasting	4.6	5.7
Leisure and Entertainment	1.2	(0.2)
Interactive Technologies and Communications	0.9	1.0
Head Office	4.8	(9.9)

	$294.3	$290.4

Amortization
Telecommunications	$100.3	$67.2
News Media	13.0	14.6
Broadcasting	4.1	3.7
Leisure and Entertainment	2.3	2.3
Interactive Technologies and Communications	0.8	0.9
Head Office	1.0	0.9

	$121.5	$89.6

Additions to property, plant and equipment
Telecommunications	$178.6	$126.2
News Media	5.9	2.3
Broadcasting	8.9	3.6
Leisure and Entertainment	0.4	0.8
Interactive Technologies and Communications	1.0	0.5
Head Office	0.4	0.4

	$195.2	$133.8

Additions to intangible assets
Telecommunications	$15.5	$15.7
News Media	2.1	2.7
Broadcasting	0.8	0.4
Leisure and Entertainment	1.2	1.4

	$19.6	$20.2

Externally acquired intangible assets	6.4	5.5
Internally generated intangible assets	13.2	14.7

	$19.6	$20.2

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non-
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	controlling interests	Total equity
Balance as of December 31, 2009 as previously reported under Canadian GAAP	$346.6	$4.7	$830.1	$(11.0)	$—	$1,170.4
IFRS adjustments	—	(2.7)	(73.5)	1.0	1,162.6	1,087.4

Balance as of January 1, 2010	346.6	2.0	756.6	(10.0)	1,162.6	2,257.8
Net income	—	—	34.9	—	42.9	77.8
Other comprehensive income	—	—	—	14.1	11.3	25.4
Dividends	—	—	(3.2)	—	(9.1)	(12.3)

Balance as of March 31, 2010	346.6	2.0	788.3	4.1	1,207.7	2,348.7
Net income	—	—	190.4	—	188.4	378.8
Other comprehensive loss	—	—	—	(15.8)	(14.4)	(30.2)
Acquisition of non-controlling interests	—	(1.1)	—	—	(1.9)	(3.0)
Dividends	—	—	(9.7)	—	(32.9)	(42.6)

Balance as of December 31, 2010	346.6	0.9	969.0	(11.7)	1,346.9	2,651.7
Net income	—	—	34.3	—	29.0	63.3
Other comprehensive income	—	—	—	1.9	1.5	3.4
Dividends	—	—	(3.2)	—	(11.9)	(15.1)

Balance as of March 31, 2011	$346.6	$0.9	$1,000.1	$(9.8)	$1,365.5	$2,703.3

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2011	2010
Cash flows related to operating activities
Net income	$63.3	$77.8
Adjustments for:
Amortization of property, plant and equipment	93.0	76.9
Amortization of intangible assets	28.5	12.7
(Gain) loss on valuation and translation of financial instruments	(10.5)	4.7
Loss on debt refinancing	9.3	10.4
Amortization of financing costs and long-term debt discount	3.0	3.0
Deferred income taxes	19.4	2.4
Other	0.3	1.2

	206.3	189.1
Net change in non-cash balances related to operating activities	(35.6)	(33.5)

Cash flows provided by operating activities	170.7	155.6

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(45.1)	(1.0)
Additions to property, plant and equipment	(195.2)	(133.8)
Additions to intangible assets	(19.6)	(20.2)
Net change in temporary investments	—	30.0
Net change in cash and cash equivalents in trust	2.9	—
Other	0.2	2.4

Cash flows used in investing activities	(256.8)	(122.6)

Cash flows related to financing activities
Net change in bank indebtedness	(3.2)	(0.5)
Net change under revolving facilities	(8.3)	10.1
Issuance of long-term debt, net of financing fees	319.9	293.9
Repayment of long-term debt	(224.9)	(188.7)
Settlement of hedging contracts	(105.4)	(30.9)
Dividends	(11.3)	(8.5)

Cash flows (used in) provided by financing activities	(33.2)	75.4

Net change in cash and cash equivalents	(119.3)	108.4
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.2	(0.7)
Cash and cash equivalents at beginning of period	242.7	300.0

Cash and cash equivalents at end of period	$123.6	$407.7

Cash and cash equivalents consist of
Cash	$25.3	$126.6
Cash equivalents	98.3	281.1

	$123.6	$407.7

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable	$37.8	$17.6

Interest and taxes reflected as operating activities
Cash interest payments	$36.1	$37.3
Cash income tax payments (net of refunds)	13.9	17.7

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2011	December 31 2010	January 1 2010
Assets

Current assets
Cash and cash equivalents	$123.6	$242.7	$300.0
Cash and cash equivalents in trust	2.4	5.3	5.3
Temporary investments	—	—	30.0
Accounts receivable	496.8	588.5	519.8
Income taxes	7.6	6.4	1.3
Inventories	238.6	245.2	176.1
Prepaid expenses	50.1	38.0	29.1

	919.1	1,126.1	1,061.6
Non-current assets
Property, plant and equipment	2,883.0	2,812.9	2,469.5
Intangible assets	1,027.1	1,029.1	1,022.2
Goodwill	3,536.9	3,505.2	3,506.1
Derivative financial instruments	9.2	28.7	49.0
Deferred income taxes	22.6	20.3	38.1
Other assets	94.4	93.8	93.7

	7,573.2	7,490.0	7,178.6

Total assets	$8,492.3	$8,616.1	$8,240.2

Liabilities and equity

Current liabilities
Bank indebtedness	$2.5	$5.7	$1.8
Accounts payable and accrued charges	677.7	753.6	751.2
Provisions	55.9	72.2	72.6
Deferred revenue	246.0	275.1	234.7
Income taxes	7.9	33.6	16.3
Current portion of long-term debt	15.2	30.8	68.6

	1,005.2	1,171.0	1,145.2
Non-current liabilities
Long-term debt	3,605.5	3,587.3	3,811.9
Derivative financial instruments	440.1	479.9	422.4
Other liabilities	266.3	274.0	218.3
Deferred income taxes	471.9	452.2	384.6

	4,783.8	4,793.4	4,837.2

Equity
Capital stock	346.6	346.6	346.6
Contributed surplus	0.9	0.9	2.0
Retained earnings	1,000.1	969.0	756.6
Accumulated other comprehensive loss	(9.8)	(11.7)	(10.0)

Equity attributable to shareholders	1,337.8	1,304.8	1,095.2
Non-controlling interests	1,365.5	1,346.9	1,162.6

	2,703.3	2,651.7	2,257.8

Total liabilities and equity	$8,492.3	$8,616.1	$8,240.2

6

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2011

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2011

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2011	2010	2011	2010
Net income per share (basic)	$0.53	$0.54	$0.53	$0.54

Net income per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$0.56	$0.67	$0.56	$0.67

Reconciliation of net income per share

	1st Quarter		YTD
	2011	2010	2011	2010
Net income per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$0.56	$0.67	$0.56	$0.67
Other adjusments[1]:
Unusual items and impairment of goodwill and intangible assets	(0.11)	(0.13)	(0.11)	(0.13)
Gain on valuation and translation of financial instruments	0.08	—	0.08	—

Total	(0.03)	(0.13)	(0.03)	(0.13)

Reported net income per share (basic)	$0.53	$0.54	$0.53	$0.54

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2011

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2013 (availability: $150)		$61.7
Mortgage loan due in 2012		34.8

		$96.5

Quebecor Media Inc.
Revolving credit facility due in 2013 (availability: $100)		—
Export financing due in 2015		$47.8
Term loan “B” due in 2013		159.5
7 3/4% Senior Notes due in 2016		1,173.7
7 3/8% Senior Notes due in 2021		325.0

		1,706.0
Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
Export Financing “A” due in 2018		—
Export Financing “B” due in 2016		—
6 7/8% Senior Notes due in 2014		634.1
6 3/8% Senior Notes due in 2015		169.3
9 1/8% Senior Notes due in 2018		684.8
7 1/8% Senior Notes due in 2020		300.0

		1,788.2

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		37.8

		37.8

TVA Group Inc. and its subsidiaries
Revolving credit facility due in 2012 (availability: $100)		16.0
Term Loan due in 2014		75.0

		91.0

Total Quebecor Media Inc.		$3,623.0

TOTAL LONG TERM DEBT		$3,719.5

Bank indebtedness		2.5
Exchangeable debentures - QI		2.1
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [1]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [1]		480.7

Cash and cash equivalents [2]:
Quebecor Inc.		2.4
Quebecor Media Inc.		123.6
Videotron Ltd.	$65.0
Sun Media Corporation	38.0
Other 100% owned subsidiaries	13.9
TVA Group Inc.	6.7

		$126.0

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[2]	Includes cash and cash equivalents and cash and cash equivalents in trust.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2011

Operating Results

	2011	2010
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Homes Passed (‘000)	2,623.2	2,612.4	2,603.7	2,594.5	2,582.8
Basic Subscribers (‘000)	1,808.6	1,811.6	1,802.0	1,781.5	1,785.5
Basic Penetration	68.9%	69.3%	69.2%	68.7%	69.1%
Extended Tier Subscribers (‘000)	1,627.5	1,622.0	1,605.7	1,581.4	1,578.6
Extended Tier Penetration	90.0%	89.5%	89.1%	88.8%	88.4%
Digital Set-Top Boxes (‘000)	1,792.4	1,724.0	1,639.8	1,575.0	1,535.3
Digital Subscribers (‘000)	1,243.7	1,219.6	1,182.3	1,142.0	1,119.9
Digital Penetration	68.8%	67.3%	65.6%	64.1%	62.7%
Cable Internet Subscribers (‘000)	1,263.6	1,252.1	1,233.8	1,201.7	1,191.6
Cable Internet Penetration	69.9%	69.1%	68.5%	67.5%	66.7%
Cable Telephony Subscribers (‘000)	1,129.8	1,114.3	1,098.1	1,065.3	1,043.0
Cable Telephony Penetration	62.5%	61.5%	60.9%	59.8%	58.4%
Mobile Telephony Subscribers (‘000)	164.7	136.1	95.4	87.0	85.3

	1st Quarter			YTD
	2011	2010	VAR	2011	2010	VAR
(in millions)
Revenues	$578.0	$528.3	9.4%	$578.0	$528.3	9.4%
Cable Television	245.6	229.9	6.8%	$245.6	$229.9	6.8%
Internet	168.4	157.9	6.6%	$168.4	$157.9	6.6%
Cable Telephony	107.3	98.4	9.0%	$107.3	$98.4	9.0%
Mobile Telephony	20.7	11.6	78.4%	$20.7	$11.6	78.4%
Business Solution	15.1	13.9	8.6%	$15.1	$13.9	8.6%
Other	20.9	16.6	25.9%	20.9	16.6	25.9%

EBITDA	$251.0	$252.5	-0.6%	$251.0	$252.5	-0.6%
EBITDA Margin (%)	43.4%	47.8%		43.4%	47.8%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$23.0	$20.6		$23.0	$20.6
Scalable Infrastructure	85.6	51.8		85.6	51.8
Line Extensions	28.5	13.8		28.5	13.8
Upgrade / Rebuild	26.0	30.0		26.0	30.0
Support Capital	30.4	25.2		30.4	25.2

Total - NCTA Classification	$193.5	$141.4	36.8%	$193.5	$141.4	36.8%
Other	0.6	0.5		0.6	0.5

Total	$194.1	$141.9	36.8%	$194.1	$141.9	36.8%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$45.22	$43.01		$45.22	$43.01
Total ARPU	$99.78	$93.12		$99.78	$93.12
Mobile Telephony Acquisition Costs	$486 [1]	n.a.

[1]	Acquisition costs per subscriber addition since the launch of the 3G+ network on September 9, 2010.

NEWS MEDIA

Supplementary Disclosure

March 31, 2011

Operating Results

	1st Quarter			YTD
	2011	2010	VAR	2011	2010	VAR
Linage (‘000)
Urban Dailies	37,568	38,278	-1.9%	37,568	38,278	-1.9%

(in millions)
Revenues	$245.3	$248.1	-1.1%	$245.3	$248.1	-1.1%
Advertising	179.3	177.4	1.1%	179.3	177.4	1.1%
Circulation	45.5	49.7	-8.5%	45.5	49.7	-8.5%
Other	20.5	21.0	-2.4%	20.5	21.0	-2.4%

Urban Dailies	$138.3	$142.8	-3.2%	$138.3	$142.8	-3.2%
Community Newspapers	94.0	94.1	-0.1%	94.0	94.1	-0.1%
Other	50.2	46.5	8.0%	50.2	46.5	8.0%
Eliminations	(37.2)	(35.3)	n.m.	(37.2)	(35.3)	n.m.

EBITDA	$31.8	$41.3	-23.0%	$31.8	$41.3	-23.0%
EBITDA Margin (%)	13.0%	16.6%		13.0%	16.6%

Change in Newsprint Expense			13.1%			13.1%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2011

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2011

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2011, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2011 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ CLAUDINE TREMBLAY
Claudine Tremblay
Vice-President and Secretary

Date: May 27, 2011